November 21, 2008

VIA EDGAR

Ms. Kathryn McHale

Senior Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Mid-Wisconsin Financial Services, Inc.

Pre 14A

Filed on November 7, 2008

File No. 0-18542

Dear Ms. McHale:

The purpose of this letter is to provide you with a revised draft of the above-referenced filing of Mid-Wisconsin Financial Services, Inc. (the “Company”).  This revised draft is designed to address the issues raised in telephone conferences between you and our legal counsel on November 14, 2008, and between David Lyon and our legal counsel on November 19, 2008.  In particular, this revised draft is designed to address the term sheet for the TARP Capital Purchase Program that was released by the U.S. Treasury on November 17, 2008.  The proposed revised draft of our preliminary proxy statement are enclosed; this draft has been marked to show changes made to the draft we filed on November 7, 2008.

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this response to the comments of the staff with respect to the above-referenced filing, or require any additional clarification, please contact me directly at 715-748-8300.

Sincerely,

Rhonda R. Kelley

Principal Accounting Office

REVISED PRELIMINARY COPY

Mid-Wisconsin Financial Services, Inc.

132 West State Street

Medford, Wisconsin  54451

715-748-8300

November  ~~20,~~  __, 2008

Dear Shareholder:

You are cordially invited to attend a Special Meeting of Shareholders of Mid-Wisconsin Financial Services, Inc. (“Mid-Wisconsin”) at The Veranda, W5291 County Road O, Medford, Wisconsin  54451 on December  ~~16,~~  22, 2008, at 10:00 a.m. local time.  Registration will begin at 9:30 a.m. to allow the meeting to begin promptly at 10:00 a.m.

After careful and deliberate consideration, our Board of Directors has determined that Mid-Wisconsin should apply to participate in the U.S. Department of the Treasury’s TARP Capital Purchase Program (the “TARP Plan”).  Although we are a well capitalized organization under current regulatory guidelines, the additional capital offered under the TARP Plan is available on favorable terms and it will allow us to expand lending activities and assist us in future growth.  If we are allowed to participate in the TARP Plan, we would issue and sell to the U.S. Department of the Treasury (the “U.S. Treasury”) shares of new preferred stock for cash consideration of  ~~$10.9 million.~~  up to $10.9 million.  The U.S. Treasury would also immediately exercise warrants to purchase an additional amount of preferred stock equal to 5% of the amount that we receive under the TARP Plan.  Consequently, if we receive the $10.9 million that we are requesting under the TARP Plan, the U.S. Treasury would also receive an additional 545 shares of Preferred Stock for a purchase price of $.01 per share.

The urgency of  ~~this request~~  our application and call for a special meeting of shareholders stems from the  ~~deadline~~  deadlines imposed by the U.S.  ~~Department of the~~ Treasury to submit an application for participation in the TARP Plan  ~~no later than November 14, 2008.  Funds, if approved and accepted, would be disbursed by the U.S. Department of the~~  and to close on the investment.

Under the TARP Plan Mid-Wisconsin would receive funds from the sale of preferred stock to the U.S. Treasury ~~prior to December 31, 2008.~~  ..  Our current Articles of Incorporation do not permit the issuance of preferred stock.  Therefore, in order for us to participate in the TARP Plan, we are asking our shareholders to (1) approve an amendment to our Articles of Incorporation to authorize the issuance of preferred stock, and (2) grant management the authority to adjourn, postpone, or continue the Special Meeting if necessary or appropriate to permit further solicitation of proxies if there are not sufficient votes at the time of the Special

Meeting to approve the amendment to our  ~~articles of incorporation~~  Articles of Incorporation .  Adoption of the amendment requires the affirmative vote of the holders of a majority of our common stock outstanding on November 13, 2008.

Our Board of Directors unanimously recommends that you vote “FOR” the proposed amendment to our  ~~articles~~  Articles of  ~~incorporation~~  Incorporation and the grant of authority to management to adjourn, postpone, or continue the Special Meeting if necessary or appropriate to permit further solicitation of proxies with respect to the proposed amendment.

The TARP Plan and the two proposals to be presented to our shareholders at the Special Meeting are more fully discussed in the accompanying proxy statement.  You should read it carefully before casting your vote.  If you have any questions or need any assistance in voting your proxy, please contact our proxy solicitor, Morrow & Co., LLC, at (800) 662-5200, or me directly at (715) 748-8372.

It is important that your shares be represented and voted at the Special Meeting.  Therefore, we urge you to sign, date, and promptly return the enclosed proxy in the enclosed postage paid envelope even if you intend to attend the Special Meeting.  You may, of course, attend the Special Meeting and vote in person; however, only those shareholders whose shares are registered in their name will be allowed to cast a vote in person at the meeting.  Your cooperation in completing and returning your  ~~Proxy~~  proxy before the meeting will greatly assist us in conducting the meeting and controlling the cost of this process.

On behalf of the Board of Directors, Management, and employees of Mid-Wisconsin Financial Services, Inc., thank you for your continued support.

Sincerely,

James F. Warsaw

President & CEO

Mid-Wisconsin Financial Services, Inc.

Notice of Special Meeting of Shareholders

_______________

A Special Meeting of shareholders of Mid-Wisconsin Financial Services, Inc. (the “Company”) will be held at The Veranda, W5291 County Road O, Medford, Wisconsin,  54451 on December  ~~16,~~  22, 2008, at 10:00 a.m. local time.  Registration will begin at 9:30 a.m. to allow the meeting to begin promptly at 10:00 a.m.  The following proposals will be presented to the shareholders at the Special Meeting:

1.

Approval of an amendment to the Company’s Articles of Incorporation so as to authorize the issuance of preferred stock; and

2.

Granting authority to the Company’s management to adjourn, postpone, or continue the Special Meeting if necessary or appropriate to permit further solicitation of proxies if there are not sufficient votes at the time of the Special Meeting to approve the amendment to the Company’s Articles of Incorporation.

The record date for determining the holders of common stock entitled to notice of and to vote at the Special Meeting or any adjournment thereof is November 13, 2008.

The proposed amendment to the Company’s  Articles of Incorporation is described in the accompanying Proxy Statement.  We urge you to read the entire Proxy Statement carefully.

Regardless of whether or not you expect to attend the Special Meeting in person, we urge you to sign, date, and return the enclosed proxy at your earliest convenience.  Doing so will ensure the presence of a quorum at the meeting and will save the Company the costs and expenses associated with additional solicitation of proxies.  Sending in your proxy will not prevent you from voting your stock at the meeting if you desire to do so, as your proxy is revocable at your option.

November  ~~20,~~  __, 2008

By order of the Board of Directors

James F. Warsaw

President & CEO

____________________________

A proxy card and postage free envelope are enclosed.

Proxy Statement

Mid-Wisconsin Financial Services, Inc.

132 West State Street

Medford, Wisconsin  54451

November  ~~20,~~  __, 2008

Solicitation of Proxies

We are providing these proxy materials in connection with the solicitation of proxies by the Board of Directors of Mid-Wisconsin Financial Services, Inc. (the “Company”) for use at a Special Meeting of Shareholders, including any adjournment thereof.  The Special Meeting will be held at 10:00 a.m., at The Veranda, W5291 County Road O, Medford, Wisconsin, on December  ~~16,~~  22, 2008.  Registration will begin at 9:30 a.m. to allow the meeting to begin promptly at 10:00 a.m.

Proxies and Voting Procedures

Your Vote

Your vote is important.  Whether or not you plan to attend the Special Meeting, please sign, date, and return the enclosed proxy promptly in order to be sure that your shares are voted.  You may revoke your proxy at any time before it is voted by giving written notice to the Secretary of the Company at our principal office in Medford, Wisconsin by filing another duly executed proxy bearing a later date with the Secretary, or by giving oral notice at the Special Meeting of shareholders.

All shares represented by your properly completed proxy, if it has been submitted to the Company prior to the meeting and has not been revoked, will be voted in accordance with your instructions.  If you do not indicate how your shares should be voted on a proposal, the shares represented by your properly completed proxy will be voted as the Board recommends.

If you have any questions or need any assistance in voting your proxy, please contact our proxy solicitor:  Morrow & Co., LLC

470 West Avenue

Stamford, CT  06902

Telephone:  (800) 662-5200

Shareholders Entitled to Vote

Shareholders at the close of business on the record date are entitled to notice of and to vote at the Special Meeting.  Each share is entitled to one vote on each proposal properly brought before the Special Meeting.  Votes cast by proxy or in person at the Special Meeting will be tabulated by an inspector of elections appointed by the Board.  On the record date, November 13, 2008, there were 1,643,278 shares of common stock outstanding.

Quorum, Vote, and Related Matters

Quorum.  A quorum is present if a majority of the votes entitled to be cast on a proposal are represented at the Special Meeting in person or by proxy.  For purposes of determining a quorum, shareholders who are present in person or are represented by proxy, but who abstain from voting, are considered present and count toward the determination of the quorum.  Shares reported as broker non-votes are also considered to be shares present for purposes of determining whether a quorum is present.

“Street Name” Accounts.  If you hold shares in “street name” with a broker, bank, or other custodian, you will receive voting instructions from the holder of record of your shares.  Your broker may vote the shares held for you only if you provide voting instructions.  Shares for which a broker does not have the authority to vote are recorded as a “broker non-vote” and are not counted in the vote by shareholders.

Amendment of Articles.  Proposal No. 1, the amendment to our Articles of Incorporation,  ~~requires the approval of a majority of our common stock outstanding.  Shares which are not voted, including broker non-votes, will have the same effect as a vote~~  will be approved if the votes cast for the proposal exceed the votes cast against the proposal.

Authority to Postpone or Adjourn the Meeting.  Proposal No. 2, Granting Management Authority to Adjourn, Postpone, or Continue the Special Meeting if Necessary or Appropriate to Permit Further Solicitation of Proxies, will be approved if the votes cast for the proposal exceed the votes cast against the proposal.

Costs of Solicitation

In addition to solicitation by mail, officers, directors, and regular employees of the Company and its subsidiaries may solicit proxies in person or by telephone, facsimile, electronic mail, or other forms of communication.  Expenses in connection with the solicitation of proxies, including the reasonable expenses of brokers, fiduciaries, and other nominees in forwarding proxy material to beneficial owners of our common stock, will be borne by the Company.

In addition, we have retained Morrow & Co., LLC to assist in the solicitation of proxies from our shareholders.  Morrow & Co., LLC will assist our Board by distributing proxy materials to banks, brokers, and other institutional holders.  Morrow & Co., LLC will also monitor returned proxy cards and may assist in sending follow-up letters and in some cases make phone calls to broker clients and larger record holders.  The fees to be paid by us to Morrow & Co., LLC for such services are not expected to exceed $6,000, plus reasonable out-of-pocket costs and expenses such as trucking, air freight and postage, data processing, and other miscellaneous items.

Rights of Appraisal

Under Wisconsin law, our shareholders do not have the right to dissent and obtain payment for the “fair value” of their shares in connection with the proposed amendment to our Articles of Incorporation.  Moreover, if the amendment is approved, our shareholders will not have the right to dissent and obtain payment for the “fair value” of their shares in connection with any issuance of shares of preferred stock subsequently authorized by our Board.

Questions and Answers About the Special Meeting and Proposals

What is the purpose of the Special Meeting?  We seek to raise capital through the sale of preferred stock to the U.S. Department of the Treasury (the “U.S. Treasury”) TARP Capital Purchase Program (the “TARP Plan”).  Our Articles of Incorporation currently do not authorize us to issue preferred stock as required by the TARP Plan.  Under Wisconsin law, shareholder approval is required to amend our Articles of Incorporation to authorize the issuance of preferred stock.  If we are allowed to participate in the TARP Plan, we would designate a series  of the newly authorized preferred stock (the “ ~~Senior~~ Preferred Stock”) to be sold to the U.S. Treasury under the TARP Plan.  The ~~Senior~~  Preferred Stock would be subject to the terms and conditions of the TARP Plan, as described below.  We can offer no assurance that the U.S. Treasury will allow us to participate in the TARP Plan or that the U.S. Treasury will not change the terms and conditions of the TARP Plan.  Changes to the TARP Plan adopted by the U.S. Treasury may cause us to reconsider our participation , or our level of participation, in the TARP Plan.

How much capital is the Company seeking under the TARP Plan?   ~~The U.S. Treasury required banks to submit an~~  We submitted our application  ~~for~~  to participate in the TARP Plan  ~~participation by~~  on November 14, 2008.   ~~We have~~  In that application, which was subject to the approval of our shareholders to issue the Preferred Stock, we applied to receive $10.9 million  ~~of Senior Preferred Stock~~ under the TARP Plan ..  Under the terms of the TARP Plan, if we receive $10.9 million, the U.S. Treasury would also receive an additional 545 shares of Preferred Stock.  These additional shares of Preferred Stock (the “Warrant Preferred Stock”) would be sold to the U.S. Treasury at $.01 per share, but, like the rest of the Preferred Stock, would have a liquidation preference of $1,000 per share .  Our Board has determined that this amount of additional capital under the TARP Plan will be sufficient at this point in time to support anticipated growth and regulatory capital needs.  After the ~~Senior~~  Preferred Stock remains outstanding for three years, we can repay the U.S. Treasury at any time, in part or in whole, if the additional capital is no longer needed to support growth or regulatory capital needs.  It is not anticipated that the U.S. Treasury will offer similar low cost capital again to banks through another round of funding.  Due to uncertainty over the length and depth of the anticipated recessionary economy and the ability to prepay the capital after three years, the Board believes it is prudent to request $10.9 million of capital offered under the  ~~Program~~  TARP Plan at this time.

How will the Company use the capital?  Consistent with the intent of the TARP Plan, we intend to contribute at least some portion of the additional capital to our wholly-owned subsidiary, Mid-Wisconsin Bank (the “Bank”), which can then use the additional capital to engage in additional lending activities.  We may also use any capital raised under the TARP Plan to fund other strategic growth initiatives.

Why is the Company seeking additional capital?  We are seeking additional capital through the sale of ~~the Senior~~  Preferred Stock to the U.S. Treasury in order to bolster our otherwise strong balance sheet and to facilitate the future growth of the Company.  Capital obtained under the TARP Plan is available to support asset and loan growth, whether from organic growth in our existing market area or from acquisition of other banks or branches.

The recent and ongoing contraction in credit within the banking industry has significantly increased the cost of capital and dramatically reduced its availability.  The TARP Plan is intended to recapitalize the nation’s banks in an effort to spur lending activity and ease the current credit freeze.  To encourage banks to accept this capital and therefore widely deploy lending activity, the cost to obtain capital under the TARP Plan was made less than that currently required by public and private investors.  In addition, funding approved under the TARP Plan is expected to be delivered quickly,  ~~prior to the end of~~  perhaps as early as December 2008.  All things considered, our Board of Directors believes that the TARP Plan will provide us with the lowest cost capital available at this time.

What will be the pro forma effect on the Company’s balance sheet and earnings per share from the issuance of the Preferred Stock?   If we are allowed to participate in the TARP Plan, stockholders’ equity will increase by the amount of the capital proceeds received from the U.S. Treasury, net of transaction costs.  Costs associated with the sale of the Preferred Stock and the Warrant Preferred Stock are estimated to be approximately $30,000.  Additionally, until the capital received from the sale of the Preferred Stock and the Warrant Preferred Stock can be effectively deployed, we anticipate that earnings on that capital will not fully cover required dividend payments and other costs associated with the sale of the Preferred Stock and the Warrant Preferred Stock, which will reduce the amount of earnings available to our common shareholders.  Further discussion regarding these impacts can be found under the heading “Pro Forma Effect on the Company’s Financial Statements” below.

Would acceptance into the TARP Plan mean the Company or the Bank is struggling financially?  No.  The U.S. Treasury does not intend the TARP Plan to be made available to banks struggling financially.  Instead, it seeks to recapitalize the nation’s stronger banks to spur increased lending to fuel economic growth and to provide capital to facilitate consolidation of weak banks into stronger banks.  On October 20, 2008, the Federal Deposit Insurance Corporation, which is the primary federal regulator of the Bank, issued a formal press release encouraging all eligible banks to request capital under the  ~~program~~  TARP Plan .  Receiving capital under the TARP Plan is a sign of strength and confidence, not weakness.

What will be the total annual dividend obligations to the U.S Treasury under the terms of the TARP Plan?  Under the terms of the TARP Plan, any Preferred Stock that we sell to the U.S. Treasury will pay cumulative dividends at the rate of 5% per annum until the fifth anniversary of the date of the U.S. Treasury’s investment.  Thereafter, the cumulative dividend rate would increase to 9% per annum on the Preferred Stock.  In addition, under the terms of the TARP Plan, we will be obligated to sell to the U.S. Treasury warrants to purchase Warrant Preferred Stock having a value equal to 5% of the amount that the U.S. Treasury invests in our Preferred Stock.  The U.S. Treasury has indicated an intent to immediately exercise these warrants.  The Warrant Preferred Stock will pay cumulative dividends at a rate of 9% per annum from the date of the initial investment by the U.S. Treasury.  Accordingly, if we are allowed to sell $10.9 million of our Preferred Stock under the TARP Plan, the effective cumulative annual dividend rate on all of our preferred shares held by the U.S. Treasury would be approximately 5.45% (or $594,050) during the initial five years following the U.S. Treasury’s investment and 9.45% (or $1,030,050) thereafter.

How long does the Company expect the  ~~Senior~~  Preferred Stock and the Warrant Preferred Stock to remain outstanding?  At this time, we intend to seek replacement financing before the dividend rate  ~~on the Senior Preferred Stock~~ increases from 5% per year to 9% per year five years after the issuance of the ~~Senior~~  Preferred Stock.  However, we cannot provide any assurance that we will be able to obtain replacement financing on acceptable terms within that timeframe.

How did management determine that 50,000 shares of  ~~preferred stock~~  Preferred Stock is an appropriate number of shares to authorize?  Under the terms of the TARP Plan, the ~~Senior~~  Preferred Stock would have a liquidation preference of $1,000 per share of  ~~Senior~~ Preferred Stock.  If we are allowed to sell $10.9 million of our  ~~Senior~~  Preferred Stock and 545 shares of our Warrant Preferred Stock under the TARP Plan, we would be required to issue  ~~10,000 shares of preferred stock~~  10,900 shares of Preferred Stock and 545 shares of our Warrant Preferred Stock (which would be sold at $.01 per share) .  Because we intend to raise replacement capital to redeem the  ~~Senior~~  Preferred Stock and the Warrant Preferred Stock within the first five years of the TARP Plan, new preferred  ~~stock~~ shares may be issued that would temporarily overlap the  ~~Senior~~  Preferred Stock and the Warrant Preferred Stock issued under the TARP Plan until fully repaid.  Total authorized shares of 50,000 was considered to meet the current capital raising needs while providing the Board the flexibility needed to both redeem the  ~~Senior~~  Preferred Stock and the Warrant Preferred Stock within five years and respond promptly to other opportunities to raise capital through the issuance of other preferred  ~~stock~~  shares .

Would the newly issued  ~~Senior~~  Preferred Stock and the Warrant Preferred Stock have rights superior to the existing Common Stock?  Yes.  The  ~~Senior~~  Preferred Stock and the Warrant Preferred Stock would be entitled to superior rank regarding payment of dividends and liquidation or payment preference compared to common stock.  Our earnings would be used first to pay the fixed rate of dividends due on the ~~Senior~~  Preferred Stock before earnings are considered for payment of cash dividends to holders of common stock.  In addition, upon liquidation or sale of the Company, holders of  ~~Senior~~  Preferred Stock and the Warrant Preferred

Stock would receive cash proceeds in repayment of the  ~~Senior~~  Preferred Stock and the Warrant Preferred Stock before payments or value would be made on shares of common stock.

Will holders of the  ~~Senior~~  Preferred Stock and the Warrant Preferred Stock vote in director elections or other matters brought to common stock holders by proxy statement from time to time?  No. The  ~~Senior~~  Preferred Stock and the Warrant Preferred Stock will be non-voting, except in cases where a transaction being placed for vote would adversely affect the rights or ranking of the  ~~Senior~~  Preferred Stock or the Warrant Preferred Stock.

What limitations or demands would the U.S. Treasury place on the use of the ~~Senior~~  Preferred Stock proceeds?  The U.S. Treasury has encouraged banks to use the capital to increase lending activities and fuel economic growth.  However, at this time there are no requirements as to the use of the capital or the type of borrowers to be served , except that any transactions entered into with our directors, officers, or family members of our directors and officers, will need to be (1) on terms no less favorable than those that could have been obtained from a third party; and (2) approved by our audit committee .

As a holder of the  ~~Senior~~  Preferred Stock and the Warrant Preferred Stock, will the U.S. Treasury actively direct Company operations or direction?  No.  Shares of the  ~~Senior~~  Preferred Stock and the Warrant Preferred Stock held by the U.S. Treasury would be non-voting except in specific cases directly impacting the status and rights of the U.S. Treasury’s  ~~Senior~~  Preferred Stock or the Warrant Preferred Stock.  However, the U.S. Treasury retains the right to elect up to two directors and to limit or cease the payment of cash dividends to holders of common stock if the regular  ~~Senior~~  Preferred Stock or the Warrant Preferred Stock dividend payments are not paid.

Will the U.S. Treasury restrict the Company’s ability to pay cash dividends on its common stock while the ~~Senior~~  Preferred Stock is outstanding?   ~~The~~  For the initial 10 years following its investment in the Preferred Stock and the Warrant Preferred Stock, the U.S. Treasury will not prevent cash dividends from being paid , so long as  ~~it~~  the U.S. Treasury has received the required payments on the  ~~Senior~~  Preferred Stock and the Warrant Preferred Stock.  During the first three years of the TARP Plan, cash dividends may only be increased with the U.S. Treasury’s consent.   After the third anniversary and prior to the tenth anniversary of the U.S. Treasury’s investment, the U.S. Treasury will need to consent to any increase in our cash dividends that is greater than 3% per annum.  After the tenth anniversary of the U.S. Treasury’s investment, no dividends on our common stock will be permitted until we have redeemed the Preferred Stock and the Warrant Preferred Stock from the U.S. Treasury or the U.S. Treasury has transferred the Preferred Stock and the Warrant Preferred Stock to a third party.  This requirement is designed to encourage institutions to redeem the U.S. Treasury’s investment within 10 years.   As in prior years, continued payment of cash dividends on common stock is dependent on the ability of future earnings to support dividend payments.

Will the Company be able to repurchase shares on the open market while the  ~~Senior~~  Preferred Stock and the Warrant Preferred Stock is outstanding?   ~~We  may buy back shares of common stock  during~~  During the first  ~~three~~  ten years following the issuance of the  ~~Senior~~ Preferred Stock and the Warrant Preferred Stock, we may buy back shares of common stock or repurchase any trust preferred securities only with permission of the U.S. Treasury ~~..~~    , unless the U.S. Treasury has either been redeemed in full or transferred the Preferred Stock and the Warrant Preferred Stock to a third party.

Who may I contact with questions on the Company’s proposal?  The Company has contracted with Morrow & Co., LLC, our proxy solicitor, to ensure accurate and timely distribution of Special Meeting materials, coordination of answers to shareholder questions concerning the vote, and to proactively contact shareholders to obtain proxy votes in support of the proposed amendment.  Please direct any questions to Morrow & Co., LLC by calling (800) 662-5200.  Morrow & Co., LLC may contact shareholders via telephone following initial mailing of meeting materials and provide further mailing and telephone contacts to shareholders.

Proposal No. 1

Amendment to Articles of Incorporation

to Authorize Preferred Stock

Description of the Proposal

Our Articles of Incorporation, as amended (the “Current Articles”), currently do not provide for the issuance of preferred stock.  On November 6, 2008, our Board of Directors approved an amendment to the Current Articles to authorize the issuance of preferred stock.  The amendment is subject to shareholder approval.  Upon approval by the shareholders, this proposal would amend the Current Articles to provide for the creation of a class of “blank check” preferred stock (described further below) in the amount of 50,000 shares, having such terms, rights , and features as may be determined by the  ~~board~~  Board .  A form of the proposed amendment to Article III of our Current Articles is attached to this proxy statement as Exhibit A.

The term “blank check” is often used to refer to preferred stock, the creation and issuance of which is authorized by shareholders in advance and the terms, rights , and features of which are determined by a corporation’s board of directors from time to time.  The authorization of blank check preferred stock would permit our Board to create and issue preferred stock from time to time in one or more series.  Subject to our Articles of Incorporation, as amended from time to time, and the limitations prescribed by law or by any stock exchange or national securities association trading system on which our securities may then be listed, our Board would be expressly authorized, at its discretion, to adopt resolutions to issue preferred shares, to fix the number of shares, and to change designations, preferences and relative, participating, optional, or other special rights, qualifications, limitations, or restrictions thereof, including dividend rights, dividend rates, terms of redemption, redemption prices, voting rights, conversion rights, and liquidation preferences of the shares constituting any series of preferred stock, in each case without any further action or vote by the shareholders.

Rationale for Creating Blank Check Preferred Stock

Recent economic developments have adversely affected the capital markets and the availability of capital.  In light of these trends, our Board has concluded that the Company should have a full range of equity financing alternatives available in its Current Articles.  The proposed amendment to Article III of our Current Articles will provide us with increased flexibility in meeting future capital requirements by providing another type of security in addition to our common stock, and it will allow us to issue preferred stock from time to time with such features as may be determined by our Board for any proper corporate purpose.

Our primary rationale for creating blank check preferred stock is to become eligible to participate in the TARP Plan.  We applied to participate in the TARP Plan on November 14, 2008.  Although we are well capitalized, our Board believes that the TARP Plan will add additional capital on favorable terms and provide us additional flexibility in addressing the challenges and opportunities in current markets, including continued asset growth.

WE CAN OFFER NO ASSURANCE THAT THE U.S. TREASURY WILL ALLOW US TO PARTICIPATE IN THE TARP PLAN OR THAT THE U.S. TREASURY WILL NOT CHANGE THE TERMS AND CONDITIONS OF THE TARP PLAN.  CHANGES TO THE TARP PLAN ADOPTED BY THE U.S. TREASURY MAY CAUSE US TO RECONSIDER OUR PARTICIPATION , OR OUR LEVEL OF PARTICIPATION, IN THE TARP PLAN.

Terms of the TARP Plan

 ~~Senior~~ Preferred Stock.  If we are allowed to participate in the TARP Plan, we would designate a new series of ~~Senior~~  Preferred Stock.  We would sell the ~~Senior~~  Preferred Stock to the U.S. Treasury for cash consideration in an amount equal to between 1% and 3% of our risk-weighted assets.  Accordingly, we would be eligible to sell ~~Senior~~  Preferred Stock to the U.S. Treasury for cash consideration ranging from approximately $3.6 million to approximately $10.9 million.  We have requested permission to sell the U.S. Treasury $10.9 million of ~~Senior~~  Preferred Stock, which is the maximum amount available to us under the TARP Plan.  If we are allowed to participate in the TARP Plan, we will be subject to the terms of the TARP Plan as determined by the U.S. Treasury from time to time.  Under the terms of the TARP Plan , we are considered a non-public institution.  The terms of the TARP Plan as of November  ~~__, 2008~~  18, 2008, are as follows :

•

The  ~~Senior~~ Preferred Stock will have a liquidation preference of $1,000 per share and be senior to the common stock of the participating companies.

•

The ~~Senior~~  Preferred Stock will be perpetual, and thus be considered Tier 1 capital.

•

If we sell $10.9 million of the ~~Senior~~  Preferred Stock to the U.S. Treasury, the ~~Senior~~  Preferred Stock will pay annual cumulative dividends of $545,000 for the first five years, increasing to $981,000 per year thereafter.  Such dividends will be payable quarterly in arrears on February 15, May 15, August  ~~15~~  15, and November 15 of each year.  Unpaid dividends will compound at the dividend rate then in effect.

•

If dividends on the ~~Senior~~  Preferred Stock are not paid in full for six dividend periods, whether or not consecutive, the holders of ~~Senior~~  Preferred Stock will have the right to elect two directors to the Board of Directors.  The right to elect directors will end when full dividends have been paid for  ~~four consecutive~~  all past dividend periods.

•

We will not be able to redeem the  ~~Senior~~ Preferred Stock for the first three years except with the proceeds from  ~~an~~  one or more equity  ~~offering~~  offerings for either more perpetual preferred stock or common stock for cash (a “Qualified Equity Offering”) that results in aggregate gross proceeds to a participating company of not less than 25% of the issue price of the  ~~Senior~~ Preferred Stock.

 ~~•~~

 ~~As~~  For the first ten years following the sale of the Preferred Stock, as long as any  ~~Senior~~ Preferred Stock is outstanding, we may pay dividends on our common stock provided that all accrued and unpaid dividends for all past dividend periods on the ~~Senior~~  Preferred Stock are fully paid.

•

We will be required to obtain the U.S. Treasury’s consent for any increase in dividends paid on our common stock for the first three years, unless prior to such time the ~~Senior~~  Preferred Stock is redeemed in whole or the U.S. Treasury has transferred all of the  ~~Senior Preferred Stock to third parties~~  Preferred Stock to a third party.  After the third anniversary, and prior to the tenth anniversary of sale of the Preferred Stock and the Warrant Preferred Stock, we will be required to obtain the U.S. Treasury’s consent for any increase in dividends greater than 3% per annum unless we have redeemed all of such stock or the U.S. Treasury has transferred it to a third party .

•

Other than for certain repurchases of the  ~~Senior~~ Preferred Stock or common stock in connection with any benefit plan, shareholder rights plan, acquisition in our capacity as trustee or custodian, and certain other limited circumstances, we will be required to obtain the U.S. Treasury’s consent for any share repurchases for the first three years, unless prior to such time the ~~Senior~~  Preferred Stock is redeemed in whole or the U.S. Treasury has transferred all of the  ~~Senior~~ Preferred Stock to a third  ~~parties~~  party .

•

From and after the tenth anniversary of the sale of the Preferred Stock and the Warrant Preferred Stock, we will not be permitted to pay any dividend on our common stock unless we have redeemed the Preferred Stock and the Warrant Preferred Stock or the U.S. Treasury has transferred those securities to a third party.

 ~~•~~

 ~~The Senior~~  Except in cases of the non-payment of dividends, the Preferred Stock would be non-voting, other than class voting rights on (1) any authorization or issues of shares ranking senior to the  ~~Senior~~ Preferred Stock, (2) any amendment  ~~to~~  that adversely affects the rights of the ~~Senior~~  Preferred Stock, or (3) any merger, exchange , or similar transaction which would adversely affect the rights of the  ~~Senior~~ Preferred Stock.

•

We will be required to file a shelf registration statement with the United States Securities and Exchange Commission (“SEC”) covering the ~~Senior~~  Preferred Stock as soon as practicable after the date of the U.S. Treasury’s investment and, if necessary, take all action required to cause such shelf registration statement to be declared effective as soon as possible.  We will also be required to grant to the U.S. Treasury and any transferee of the U.S. Treasury piggyback registration rights for the  ~~Senior~~ Preferred Stock , and we will be required to take such other steps as may be reasonably requested to facilitate the transfer of the  ~~Senior~~ Preferred Stock ~~including, if requested by the U.S. Treasury, using reasonable efforts to list the Senior Preferred Stock on a national securities exchange~~ .

Warrants and Warrant Preferred Stock .  The U.S. Treasury’s purchase of the ~~Senior~~  Preferred Stock will be conditioned upon our sale of warrants to the U.S. Treasury, allowing the U.S. Treasury to purchase  ~~a number of shares of our common stock~~  Warrant Preferred Stock having an aggregate  ~~market price~~  liquidation value equal to  ~~15~~  5 % of the  ~~Senior~~ Preferred Stock ..  The Warrant Preferred Stock will be purchased  ~~by the U.S. Treasury~~  at $.01 per share .  Accordingly, if we are permitted to participate in the TARP Plan, we would be required to issue to the U.S. Treasury warrants to purchase  ~~common stock~~  Warrant Preferred Stock for only nominal cash consideration ~~ranging from $546,000 to $1.64 million~~ .  As an example, if we sell $10.9 million of ~~Senior~~  Preferred Stock to the U.S. Treasury, we would issue to the U.S. Treasury warrants to purchase    545 shares of  ~~common stock (assuming a price per share of common stock of $        as of the close of trading on ___________ __, 2008)~~  Warrant Preferred Stock at $.01 per share .  The terms of the warrants under the TARP Plan as of November  ~~__,~~  18, 2008 are as follows:

•

The Warrant Preferred Stock will have a liquidation preference of $1,000 per share and be senior to the common stock of the participating companies.

•

The Warrant Preferred Stock will be perpetual, and thus be considered Tier 1 capital.

•

The warrants to purchase the Warrant Preferred Stock will have a term of  ~~10~~  ten years, and will be immediately exercisable, in whole or in part.  The U.S. Treasury has indicated that it intends to immediately exercise the warrants to purchase the Warrant Preferred Stock.

•

The Warrant Preferred Stock will have the same rights, preferences, privileges, voting rights, and other terms as the Preferred Stock (see description above), except that (1) the Warrant Preferred Stock will pay dividends at a rate of 9% per annum, and (2) the

Warrant Preferred Stock may not be redeemed until all of the Preferred Stock has been redeemed.

•

If we sell $10.9 million of the Preferred Stock to the U.S. Treasury, the Warrant Preferred Stock will pay annual cumulative dividends of $49,050.  Such dividends will be payable quarterly in arrears on February 15, May 15, August 15, and November 15 of each year.  Unpaid dividends will compound at the dividend rate then in effect.

•

For the first ten years following the sale of the Preferred Stock, as long as any Preferred Stock is outstanding, we may pay dividends on our common stock provided that all accrued and unpaid dividends for all past dividend periods on the Preferred Stock are fully paid.

•

From and after the tenth anniversary of the sale of the Preferred Stock and the Warrant Preferred Stock, we will not be permitted to pay any dividend on our common stock unless we have redeemed the Preferred Stock and the Warrant Preferred Stock or the U.S. Treasury has transferred those securities to a third party.

•

The warrants to purchase the Warrant Preferred Stock will not be subject to any contractual restrictions on transfer,  ~~provided that~~  and we will be required to take all steps reasonably requested by the U.S. Treasury  ~~may only~~  to facilitate the transfer  ~~or exercise an aggregate of one-half of the warrants prior to the earlier of (1) the date on which we received aggregate gross proceeds of not less than 100% of the issue price of the Senior Preferred Stock from one or more Qualified Equity Offerings, and (2) December 31, 2009.~~  of the warrants or the Warrant Preferred Stock.

•

We will be required to file a shelf registration statement with the  ~~Securities and Exchange Commission~~  SEC covering the warrants and the  ~~common stock underlying the warrants~~  Warrant Preferred Stock as promptly as practicable after the date of the U.S. Treasury’s investment and, if necessary, take all action required to cause such shelf registration statement to be declared effective as soon as possible.  We will also be required to grant to the U.S. Treasury piggyback registration rights for the warrants and the  ~~common stock underlying the warrants and to apply for the listing of the common stock underlying the warrants on the national exchange on which their common stock is traded (if applicable).~~

 ~~•~~

 ~~The U.S. Treasury will agree not to exercise voting power with respect to any shares of common stock issued to it upon exercise of the warrants.~~

 ~~·~~

 ~~In the event that we have received aggregate gross proceeds of not less than 100% of the issue price of the Senior Preferred Stock from one or more Qualified Equity Offerings on or prior to December 31, 2009, the number of shares of common stock underlying the warrants then  held by the U.S. Treasury  will be reduced by a number of shares equal to the product of (1) the number of shares originally underlying the warrants and (2) 0.5.~~

~~•~~

 ~~If we are not listed or traded on a national securities exchange or securities association, or the consent of our shareholders described above has not been received within 18 months after the issuance date of the warrants, the warrants will be exchangeable, at the option of the U.S. Treasury, for senior term debt or another economic instrument or security of the company such that the U.S. Treasury is appropriately compensated for the value of the warrant, as determined by the U.S. Treasury~~  Warrant Preferred Stock .

Executive Compensation

As a condition to participation in the TARP Plan, we and our Senior Executive Officers (as that term is defined below) will be covered by the Emergency Economic Stabilization Act of 2008 (“EESA”) and must agree to each of the following provisions:

•

We must ensure that incentive compensation for our Senior Executive Officers does not encourage unnecessary and excessive risks that would threaten the value of the Company.

•

We will be subject to a “clawback” with respect to incentive compensation paid to a Senior Executive Officer based on statements of earnings, gains , or other criteria that are later proven to be materially inaccurate.

•

We will be prohibited from making any golden parachute payment to a Senior Executive Officer.

•

We will not be able to deduct executive compensation in excess of $500,000 for each Senior Executive Officer.

For purposes of EESA, a “Senior Executive Officer” includes our principal executive officer (i.e., the CEO or equivalent), our principal financial officer (i.e., the CFO or equivalent), and our three other most highly compensated executive officers who are in charge of a principal business unit, division, or function or provide other policy-making functions for the  ~~company~~  Company or the Bank.  We anticipate that our President and CEO, James F. Warsaw; our Principal Accounting Officer, Rhonda R. Kelley; and our Executive Vice President, William A. Weiland, will constitute “Senior Executive Officers” for purposes of EESA.

We do not believe that the requirements under EESA would materially affect our existing executive compensation practices.

As an additional condition to participation in the TARP Plan, we and our Senior Executive Officers are required to grant to the U.S. Treasury waivers releasing the U.S. Treasury from any claims that we and our Senior Executive Officers may otherwise have as a result of the issuance of any regulations which modify the terms of benefit plans, arrangements, and agreements to eliminate any provisions that would not be in compliance with the executive compensation and corporate governance requirements of Section 111 of EESA and any applicable guidance or regulations issued by the Secretary of the Treasury.

Pro Forma Effect on the Company’s Financial Statements

The following discussion summarizes the pro forma effect that participation in the TARP Plan will have on our financial statements.  The pro forma financial information presented below may change materially based on the actual proceeds received (if any) under the TARP Plan, the timing and utilization of the proceeds received, and other factors such as the discount rate used to determine the fair value of the Preferred Stock and the Warrant Preferred Stock.  Accordingly, we can provide no assurance that the “minimum” or “maximum” pro forma scenarios included in the following unaudited pro forma financial information will ever be achieved.  We have included the following unaudited pro forma financial information solely for the purpose of providing our shareholders with information that may be useful in considering and evaluating the proposals outlined in this proxy statement.

Financial Statement Pro Forma Impacts – Balance Sheet ..  If we are allowed to participate in the TARP Plan, stockholders’ equity will increase by the amount of the capital proceeds received from the U.S. Treasury, net of transaction issuance costs.  Costs associated with the transaction are estimated to be approximately $30,000.  For example, if the maximum proceeds of $10.9 million for the Preferred Stock had been received from the U.S. Treasury as of December 31, 2007, stockholders’ equity would have increased from the reported amount of $34.57 million to $45.45 million on a pro forma basis (an increase of $10.9 million in proceeds less transaction costs of $30,000).  If the minimum proceeds of $3.65 million for the Preferred Stock had been received from the U.S. Treasury as of December 31, 2007, stockholders’ equity would have increased from the reported amount of $34.57 million to $39.19 million on a pro forma basis (an increase of $3.65 million in proceeds, less transaction costs of $30,000).

A portion of the funds received from the U.S. Treasury are expected to be retained to assure our ability to satisfy the dividend payments on the Preferred Stock and the Warrant Preferred Stock issued to the U.S. Treasury, as and when they become due and payable, as well as to provide additional funds to support our operations.  We anticipate that the remaining amounts will be periodically contributed to the Bank as needed to support our measured loan growth by meeting the loan demand of our customer base in our markets, as well as assisting in maintaining a strong capital position for the Bank and generally supporting the Bank’s ongoing operations.

The following unaudited pro forma balance sheet summarizes the impact if a minimum of $3.65 million and a maximum of $10.9 million of Preferred Stock and a minimum of 182.5 shares and a maximum of 545 shares of Warrant Preferred Stock had been issued to the U.S. Treasury under the TARP Plan as of December 31, 2007:

Mid-Wisconsin Financial Services, Inc.
Balance Sheet
Pro forma(2)
	Historical	December 31, 2007

ASSETS	December 31, 2007	Minimum	Maximum
Cash and due from banks	$ 15,371	$ 15,371	$ 15,371
Interest-bearing deposits in other financial institutions	33	33	33
Federal funds sold	3,180	3,180	3,180
Securities available for sale – at fair value	82,551	86,173	93,426
Loans held for sale	1,168	1,168	1,168
Loans, net of unamortized fees	357,988	357,988	357,988
Less: Allowance for loan losses	(4,174)	(4,174)	(4,174)
Net loans	353,814	353,814	353,814
Other assets	24,242	24,242	24,242
Total Assets	$ 480,359	$ 483,981	$ 491,234
LIABILITIES AND STOCKHOLDERS’ EQUITY
Total deposits	369,479	369,479	369,479
Short-term borrowings	15,346	15,346	15,346
Long-term borrowings	46,429	46,429	46,429
Subordinated debentures	10,310	10,310	10,310
Other liabilities	4,224	4,224	4,224
Total liabilities	445,788	445,788	445,788
Stockholders’equity:
Preferred stock(1)(3) – No par value
Liquidation value $1,000 per share	0	3,652	10,905
Common stock – Par value $.10 per share	164	164	164
Additional paid-in capital	11,721	11,691	11,691
Retained earnings	22,901	22,901	22,901
Accumulated other comprehensive income	(215)	(215)	(215)
Total stockholders' equity	34,571	38,193	45,446
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 480,359	$ 483,981	$ 491,234

(1)The pro forma financial information reflects the issuance of a minimum of $3,650,000 and a maximum $10,900,000 of Mid-Wisconsin Financial Services, Inc. Preferred Stock.

(2)The balance sheet data gives effect to the equity proceeds as of the balance sheet date.

(3)The pro forma financial information also includes the impact of the Warrant Preferred Stock, which constitutes an additional 5% of the minimum ($182) and maximum ($545) and which are immediately issued to the U.S. Treasury for $.01 per share

If the maximum proceeds of $10.9 million for the Preferred Stock had been received from the U.S. Treasury as of September 30, 2008, stockholders’ equity would have increased from the reported amount of $35.56 million to $46.43 million on a pro forma basis (an increase of $10.9 million in proceeds less transaction costs of $30,000).  If the minimum proceeds of $3.65 million for the Preferred Stock had been received from the U.S. Treasury as of September 30, 2008, stockholders’ equity would have increased from the reported amount of $35.56 million to $39.18 million on a pro forma basis (an increase of $3.65 million in proceeds, less transaction costs of $30,000).  The following unaudited pro forma balance sheet summarizes the impact if a minimum of $3.65 million and a maximum of $10.9 million of Preferred Stock and a minimum of 182.5 shares and a maximum of 545 shares of Warrant Preferred Stock had been issued to the U.S. Treasury under the TARP Plan as of September 30, 2008:

Mid-Wisconsin Financial Services, Inc.
Balance Sheet
		Pro forma(2)
	Historical	September 30, 2008
ASSETS	September 30, 2008	Minimum	Maximum
Cash and due from banks	$ 9,791	$ 9,791	$ 9,791
Interest-bearing deposits in other financial institutions	33	33	33
Federal funds sold	1,279	1,279	1,279
Securities available for sale – at fair value	82,826	86,448	93,701
Loans held for sale	701	701	701
Loans, net of unamortized fees	361,744	361,744	361,744
Less: Allowance for loan losses	(5,192)	(5,192)	(5,192)
Net loans	356,552	356,552	356,552
Other assets	23,517	23,517	23,517
Total Assets	$ 474,699	$ 478,321	$ 485,574
LIABILITIES AND STOCKHOLDERS’ EQUITY
Total deposits	364,247	364,247	364,247
Short-term borrowings	9,267	9,267	9,267
Long-term borrowings	52,429	52,429	52,429
Subordinated debentures	10,310	10,310	10,310
Other liabilities	2,888	2,888	2,888
Total liabilities	439,141	439,141	439,141
Stockholders' equity:
Preferred stock (1)(3) – No par value
Liquidation value $1,000 per share	0	3,652	10,905
Common stock – Par value $.10 per share	164	164	164
Additional paid-in capital	11,782	11,752	11,752
Retained earnings	23,372	23,372	23,372
Accumulated other comprehensive income	240	240	240
Total stockholders’ equity	35,558	39,180	46,433
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 474,699	$ 478,321	$ 485,574

(1)The pro forma financial information reflects the issuance of a minimum of $3,650,000 and a maximum $10,900,000 of Mid-Wisconsin Financial Services, Inc. Preferred Stock.

(2)The balance sheet data gives effect to the equity proceeds as of the balance sheet date.

(3)The pro forma financial information also includes the impact of preferred warrants of an additional 5% of the minimum ($182) and maximum ($545) which are immediately issued to the Treasury for $.01 per share

Financial Statement Pro Forma Impacts – Income Statement ..  If we are allowed to participate in the TARP Plan, we intend to use the capital received to support loan growth to a multiple of capital received, which over time is expected to generate income to service required dividend payments on the Preferred Stock and the Warrant Preferred Stock and generate additional income for common shareholders.  Until the capital received from the TARP Plan can be deployed effectively over a larger asset base, we anticipate that earnings on the original capital received will not fully cover required dividend payments and other costs on the issuance of the Preferred Stock and the Warrant Preferred Stock, which will reduce the amount of earnings available to our common shareholders.

The following pro forma income statement impacts assume that the capital proceeds received are invested initially in short-term investments and deployed into earning assets ratably over the year ended December 31, 2007, and the nine months ended September 30, 2008, as if the capital proceeds were received on January 1, 2007 and 2008, respectively.  The pro forma income statement impacts include a nominal benefit of leveraging the capital received into a larger asset base and include additional income earned on investment of the original capital proceeds.

If the maximum proceeds of $10.9 million for the Preferred Stock had been received under the TARP Plan on January 1, 2007, net income for the year ended December 31, 2007, would have increased from the reported amount of $1.12 million to $1.59 million on a pro forma basis.  However, because a portion of the Company’s net earnings would be required for the payment of dividends to the U.S. Treasury (and consequently not available to our common shareholders), earnings per diluted common share would have decreased from the reported amount of $.68 per share to $.61 per share on a pro forma basis.  If the minimum proceeds of $3.65 million for the Preferred Stock had been received under the TARP Plan on January 1, 2007, net income for the year ended December 31, 2007, would have increased from the reported amount of $1.12 million to $1.30 million on a pro forma basis.  However, for the reasons noted above, earnings per diluted common share would have decreased from the reported amount of $.68 per share to $.67 per share on a pro forma basis.

The following unaudited pro forma income statement summarizes the impact during the twelve month period ending December 31, 2007, if a minimum of $3.65 million and a maximum of $10.9 million of Preferred Stock and a minimum of 182.5 and a maximum of 545 shares of Warrant Preferred Stock had been issued to the U.S. Treasury under the TARP Plan on January 1, 2007:

Mid-Wisconsin Financial Services, Inc.
Income Statement Data
	Historical	Pro forma(1)
		Twelve Months Ended
	Twelve Months Ended	December 31, 2007
	December 31, 2007	Minimum	Maximum
Total interest income	$ 32,144	$ 32,289	$ 32,786
Total interest expense	16,564	16,564	16,564
Net interest income	15,580	15,725	16,222
Provision for loan losses	1,140	1,140	1,140

Net interest income after provision for loan losses	14,440	14,585	15,082
Total noninterest income	4,057	4,057	4,057
Total noninterest expenses	17,334	17,334	17,334
Income before income taxes	1,163	1,308	1,805
Provision for income taxes	45	8	207
Net income	1,118	1,300	1,598
Less: Preferred Dividends	0	(199)	(594)
Income Available for Common Shareholders	$ 1,118	$ 1,101	$ 1,004

(1)The pro forma financial information reflects the issuance of a minimum of $3,650,000 and a maximum $10,900,000 of Mid-Wisconsin Financial Services, Inc. Preferred Stock.

If the maximum of proceeds of $10.9 million for the Preferred Stock had been received under the TARP Plan on January 1, 2008, net income for the nine months ended September 30, 2008, would have increased from the reported amount of $1.19 million to $1.48 million on a pro forma basis.  However, for the reasons noted above, earnings per diluted common share would have decreased from the reported amount of $.73 per share to $.63 per share on a pro forma basis.  If the minimum proceeds of $3.65 million for the Preferred Stock had been received under the TARP Plan on January 1, 2008, net income for the nine months ended September 30, 2008, would have increased from the reported amount of $1.19 million to $1.26 million on a pro forma basis.  However, for the reasons noted above, earnings per diluted common share would have decreased from the reported amount of $.73 per share to $.68 per share on a pro forma basis.

The following unaudited pro forma income statement summarizes the impact during the nine month period ending September 30, 2008, if a minimum of $3.65 million and a maximum of $10.9 million of Preferred Stock and a minimum of 182.5 and a maximum of 545 shares of Warrant Preferred Stock had been issued to the U.S. Treasury under the TARP Plan on January 1, 2008:

Mid-Wisconsin Financial Services, Inc.
Income Statement Data
	Historical	Pro forma(1)
		Nine Months Ended
	Nine Months Ended	September 30, 2008
	September 30, 2008	Minimum	Maximum
Total interest income	$ 22,573	$ 22,682	$ 23,055
Total interest expense	10,185	10,185	10,185
Net interest income	12,388	12,497	12,870
Provision for loan losses	2,265	2,265	2,265
Net interest income after provision for loan losses	10,123	10,232	10,605
Total noninterest income	3,089	3,089	3,089
Total noninterest expenses	12,068	12,068	12,068
Income before income taxes	1,144	1,253	1,626

Provision for income taxes	(50)	(7)	143
Net income	1,194	1,259	1,483
Less: Preferred Dividends		(149)	(446)
Income Available for Common Shareholders	$ 1,194	$ 1,110	$ 1,037

(1)The pro forma financial information reflects the issuance of a minimum of $3,650,000 and a maximum $10,900,000 of Mid-Wisconsin Financial Services, Inc.  Preferred Stock.

Potential Anti-Takeover Effects of the Proposed Amendment

Although our Board has no present intention to do so, we may issue preferred stock that could, depending on the terms of the preferred stock series, make it more difficult to or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.  When, in the judgment of our Board, such action would be in the best interests of us and our shareholders, preferred stock could be used to create voting or other impediments or to discourage persons seeking to gain control of us.  Preferred stock could, for example, be placed with purchasers aligned with our Board in opposing these kinds of actions.  The existence of additional authorized shares of preferred stock could, therefore, have the effect of discouraging unsolicited takeover attempts.

Our Board represents that it will not, without prior shareholder approval, issue any series of preferred stock for any defensive or anti-takeover purpose, for the purpose of implementing any shareholder rights plan or with features specifically intended to make any attempted acquisition of the  ~~company~~  Company more difficult or costly.  Within the limits described above, our Board may issue preferred stock for capital raising transactions, acquisitions, joint ventures, or other corporate purposes where such issuance has the effect of making an acquisition of the  ~~company~~  Company more difficult or costly, as could also be the case if our Board were to issue additional common stock for such purposes.

Our Board of Directors unanimously recommends that shareholders vote “ ~~for~~  FOR ” the proposal to approve the Amendment to Article III of our Current Articles.  If the proposed Amendment is not approved, we will not be eligible or have the option to participate in the TARP Plan.

Proposal No. 2

Granting Management Authority to Adjourn, Postpone, or Continue the Special Meeting if Necessary or Appropriate to Permit Further Solicitation of Proxies

Description of the Proposal

If at the Special Meeting the number of shares of our common stock present or represented and voting in favor of the amendment to Article III of our Current Articles is insufficient to approve the amendment, management may move to adjourn, postpone, or continue the Special Meeting in order to enable our Board of Directors to continue to solicit additional proxies in favor of the proposal to adopt the amendment.  In that event, you will be asked to vote only upon the adjournment, postponement , or continuation proposal and not the amendment to our Current Articles.

With this proposal, we are asking you to authorize the holder of any proxy solicited by the Board to vote in favor of adjourning, postponing, or continuing the Special Meeting and any later adjournments.  If our shareholders approve the adjournment, postponement, or continuation proposal, we could adjourn, postpone, or continue the Special Meeting, and any adjourned session of the Special Meeting, to use the additional time to solicit additional proxies in favor of the proposal to amend the Current Articles, including the solicitation of proxies from the shareholders that have previously voted against the proposed amendment.  Among other things, approval of the adjournment, postponement, or continuation proposal could mean that, even if proxies representing a sufficient number of votes against the proposal to amend the Current Articles have been received, we could adjourn, postpone, or continue the Special Meeting without a vote on the proposal and seek to convince the holders of those shares to change their votes to votes in favor of the approval of the amendment to our Current Articles.

The adjournment, postponement, or continuation proposal requires that holders of more of our shares of common stock vote in favor of the adjournment, postponement, or continuation proposal than vote against the proposal.  Accordingly, abstentions and broker non-votes will have no effect on the outcome of this proposal.  No proxy that is specifically marked AGAINST the proposal to amend Article III of the Current Articles will be voted in favor of the adjournment, postponement, or continuation proposal, unless it is specifically marked FOR the discretionary authority to adjourn, postpone, or continue the Special Meeting to a later date.

Our Board believes that if the number of shares of common stock present or represented at the Special Meeting and voting in favor of the proposal to amend the Current Articles is insufficient to approve the amendment, it is in the best interests of the shareholders to enable our Board, for a limited period of time, to continue to seek to obtain a sufficient number of additional votes to approve the amendment.

 ~~Approval Requirement and Board of Directors Recommendation~~

 ~~Approval of the proposal to grant management the authority to adjourn, postpone, or continue the Special Meeting will require the affirmative vote of the majority of the votes cast at the Special Meeting, even if less than a quorum is represented.  Our Board unanimously recommends the approval of this proposal by shareholders.~~

Our Board of Directors unanimously recommends that shareholders vote “FOR” the proposal to grant management the authority to adjourn, postpone, or continue the Special Meeting if necessary or appropriate to permit further solicitation of proxies if there are not sufficient votes at the time of the Special Meeting to approve the amendment to Article III of our Current Articles.

Beneficial Ownership of Common Stock

Ownership of Board and Management

Based on information publicly available from the SEC on the record date, no shareholder was known to us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

The following table sets forth, based on statements filed with the SEC or otherwise made to us, the amount of common stock that is deemed beneficially owned on the record date by each of the directors and each of the executive officers named in the Summary Compensation table under “Executive Officer Compensation.”  The amounts indicated include, as applicable, shares subject to options exercisable within 60 days, shares held by spouses and minor children, and shares held indirectly in trust for the benefit of the directors and/or their spouses, children, or parents.

	Shares of Common	Percent
Name	Stock Beneficially Owned	of Class
Kim A. Gowey, DDS	61,983	3.8%
James P. Hager	2,005	*
Brian B. Hallgren	1,512	*
Kathryn M. Hemer	3,249	*
Frederick T. Lundin	300	–
James F. Melvin	47,688	2.9%
Kurt D. Mertens	16,805	*
Robert J. Schoofs	3,000	*
James F. Warsaw	23,843(1)	1.4%
Rhonda R. Kelley	1,508(1)	*
William A. Weiland	7,635(1)	*
All directors, nominees, and executive officers as a group (11 persons)	169,528(1)	10.3%

 * Less than 1%

(1) Includes stock options exercisable by:  Mr. Warsaw (3,750 shares), Ms. Kelley (1,170 shares), and Mr. Weiland (4,122 shares).

Shareholder Proposals for 2009 Annual Meeting of Shareholders

The meeting to be held on December  ~~16,~~  22, 2008, is a Special Meeting of Shareholders.  We will also be holding our regular annual meeting of shareholders in 2009.  Any shareholder who intends to present a proposal at the annual meeting of shareholders to be held in 2009 must deliver the written proposal to the Secretary of the  ~~company~~  Company at our office in Medford, Wisconsin ~~:~~  on or after January 24, 2009, but on or before February 23, 2009, if the proposal is submitted pursuant to our bylaws, in which case we are not required to include the proposal in our proxy materials.  Proposals submitted for inclusion in our proxy materials for that meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) must have been submitted by November 21, 2008.

 ~~•~~

 ~~not later than November 21, 2008, if the proposal is  submitted for inclusion in our proxy materials for that meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) ; or~~

 ~~·~~

~~on or after January 24, 2009, but on or before February 23, 2009, if the proposal is submitted pursuant to our bylaws, in which case we are not required to include the proposal in our proxy materials.~~

Shareholders may present a proposal at the 2009 annual meeting for consideration only if proper notice of the proposal has been given in accordance with one of these requirements.  Nominations for directors made from the floor at the annual meeting of shareholders to be held in 2009 require advance notice in accordance with the bylaws.

Where You Can Find More Information

The rules of the SEC permit us to “incorporate by reference” certain information we file with the SEC into this proxy statement.  This means that we can disclose important information to shareholders by referring the shareholders to another document.  Any information incorporated by reference into this proxy statement is considered to be part of this proxy statement from the date we file that information with the SEC.  Any reports filed by us with the SEC after the date of this proxy statement will automatically update and, where applicable, supersede any information contained in this proxy statement or incorporated by reference into this proxy statement.

We incorporate herein by reference the following documents and other information filed with the SEC (other than, in each case, any and all documents and/or information deemed to have been furnished to but not “filed” with the SEC in accordance with applicable SEC rules):

·

our Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

·

our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008;

·

our Current Reports on Form 8-K filed on January 24, 2008, January 31, 2008, February 5, 2008, April 22, 2008, May 20, 2008, May 29, 2008, July 24, 2008, August 7, 2008, August 29, 2008, October 23, 2008, and November 12, 2008;

·

the description of our common stock contained in Item 5 of our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000, in which the terms, rights, and provisions applicable to our common stock are described; and

·

all documents filed by us subsequent to the date hereof pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities and Exchange Act of 1934, as amended, and prior to the Special Meeting.

A copy of any of the documents referred to above will be furnished, without charge, by writing to the Corporate Secretary, Mid-Wisconsin Financial Services, Inc., 132 West State Street, Medford, Wisconsin  54451.  The Form 10-K, our Quarterly Reports on Form 10-Q, and our Current Reports on Form 8-K are also available on the Internet at www.sec.gov.

Cautionary Statement Concerning Forward-Looking Information

This proxy statement contains forward-looking statements that involve risks, uncertainties, and assumptions.  Forward-looking statements are not guarantees of performance.  If the risks or uncertainties ever materialize or the assumptions prove incorrect, the results and financial condition of the  ~~company~~  Company and its consolidated subsidiaries may differ materially from those expressed or implied by such forward-looking statements and assumptions.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements.  Forward-looking statements may be identified by, among other things, expressions of beliefs or expectations that certain events may occur or are anticipated, and projections or statements of expectations.  These factors include (i) our exposure to the volatile commercial and residential real estate markets, which could result in increased charge-offs and increases in the allowance for loan losses to compensate for potential losses in its real estate portfolios or further write-downs of other real estate values, (ii) adverse changes in the financial performance and/or condition of our borrowers, which could impact repayment of such borrowers’ outstanding loans, (iii) our ability to maintain required levels of capital, (iv) fluctuation in our stock price, (v) other risks and assumptions described in our Annual Report on Form 10-K for the year ended December 31, 2007 under the headings “Forward-Looking Statements” and “Risk Factors” which factors are incorporated herein by reference, and (vi) such other factors as may be described in these and other filings with the  ~~Securities and Exchange Commission (“SEC”)~~  SEC , which factors are incorporated herein by reference.  Other risks, uncertainties, and assumptions relating to forward-looking statements include the occurrence of any event, change, or other circumstance that could result in our failure to obtain U.S. Treasury approval to participate in the TARP Plan.  The Company assumes no obligation, and does not intend, to update these forward-looking statements.

Please sign, date, and return your proxy promptly.

Exhibit A

AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

MID-WISCONSIN FINANCIAL SERVICES, INC.

ARTICLE III

Section 1.  The aggregate number of shares all classes of stock which the Corporation shall have authority to issue is 6,050,000.  Of these (a) 6,000,000 shares shall be common stock having a par value of $.10 (hereinafter sometimes referred to as “Common Stock”); and (b) 50,000 shares shall be shares of preferred stock without par value (hereinafter sometimes referred to as “Preferred Stock”).

Section 2.  The holder of each outstanding share of Common Stock shall have one vote per share with respect to all matters submitted to a vote of shareholders.

Section 3.  The Board of Directors is expressly authorized, subject to any limitation prescribed by law, to provide for the issuance of Preferred Stock without par value in one or more series and to fix the number of shares in each such series, to fix the designations and all the powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of each such series, and to determine that shares of each such series shall have more than one vote, or one vote, or less than one vote, or shall have no voting rights.

MID-WISCONSIN FINANCIAL SERVICES, INC.

PROXY SOLICITED BY DIRECTORS FOR SPECIAL MEETING

December  ~~16,~~  22, 2008

The undersigned hereby appoint(s) James F. Warsaw and Kim A. Gowey, and each of them, with full power of substitution, proxies of the undersigned to vote all shares of common stock of Mid-Wisconsin Financial Services, Inc. that the undersigned is entitled to vote at the special meeting of shareholders to be held on December  ~~16,~~  22, 2008, and at any adjournments thereof (the “Special Meeting”).  The proxies have the authority to vote such stock as directed below with respect to the proposals set forth in the proxy statement dated November  ~~20,~~  __, 2008, with the same effect as though the undersigned were present in person and voting such shares.  The undersigned hereby revokes all proxies previously given to vote at the Special Meeting.

The Board of Directors recommends a vote FOR the amendment to Article III of the Articles of Incorporation and granting management the authority to adjourn, postpone, or continue the Special Meeting if necessary or appropriate to permit further solicitation of proxies if there are not sufficient votes at the time of the Special Meeting to approve the amendment to Article III of the Articles of Incorporation and ratification of the appointment of the independent auditor.

1.

To approve the amendment to Article III of the Articles of Incorporation to authorize 50,000 shares of preferred stock as described in the  ~~Proxy Statement~~  proxy statement dated November  ~~20,~~  __, 2008:

FOR   ☐     AGAINST   ☐     ABSTAIN   ☐

2.

To grant management the authority to adjourn, postpone, or continue the Special Meeting if necessary or appropriate to permit further solicitation of proxies if there are not sufficient votes at the time of the Special Meeting to approve the amendment to Article III of the Articles of Incorporation.

FOR   ☐     AGAINST   ☐     ABSTAIN   ☐

3.

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Special Meeting or any  ~~adjournments~~  adjournment of the Special Meeting.

(Continued and to be signed on reverse side.)

If no specific voting instructions are given, the shares represented by this proxy will be voted as recommended by the Board of Directors.

(Continued from other side)

Please sign exactly as name appears below.

When shares are held by joint tenants, both should sign.  When signing as attorney, executor, administrator, trustee, or guardian, please give full title.  If a corporation, please sign in full corporate name by president or other authorized officer.  If a partnership, please sign in partnership name by authorized person.

_______________________________________________

Signature

_______________________________________________

Signature if held jointly

Dated  ____________________________________, 2008

Please mark, sign, date, and return the proxy card promptly using the enclosed envelope.

Document comparison by Workshare Professional on Friday, November 21, 2008 3:00:55 PM

Input:
Document 1 ID	file://W:\Client\13673\2\~VER\4\W0189039.DOC
Description	W0189039
Document 2 ID	file://W:\Client\13673\2\W0189039.DOC
Description	W0189039
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